HPEV, Inc.
8875 Hidden River Parkway
Tampa, FL 33637

May 29, 2014

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Larry Spirgel, Assistant Director

Re:           Registration Statement on Form S-1
(SEC File No. 333-195569)

Gentlemen:

We hereby withdraw our request for acceleration of the effective time and date of the Registration Statement described above.

Should you have any questions regarding the foregoing application for withdrawal, please contact David Lubin at 516-887-8200, of David Lubin & Associates, PLLC, our legal counsel in connection with the above referenced Registration Statement.

Very truly yours, HPEV, INC.

By:	/s/ Timothy Hassett
Name:	Timothy Hassett
Title:	Chief Executive Officer and Chairman